UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14D-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NEWS CORPORATION

(Parent of Offeror) (Name of Registrant as Specified In Its Charter)

MOVE, INC.

(Name of Subject Company)

MAGPIE MERGER SUB, INC.

(Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

62458M207

(CUSIP Number of Class of Securities)

Michael L. Bunder, Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

News Corporation

1211 Avenue of the Americas

New York, NY 10036

United States

212-416-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Howard L. Ellin, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$855,497,748	$99,408.84

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 40,629,282 shares of common stock, par value $0.001 per share (the “Shares”), of Move, Inc. (“Move”) outstanding multiplied by the offer price of $21.00 per share and (ii) 108,706 Shares underlying outstanding restricted stock awards held by non-employee directors multiplied by the offer price of $21.00 per share. The calculation of the filing fee is based on information provided by Move as of October 13, 2014.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Magpie Merger Sub, Inc., a Delaware corporation and a wholly owned indirect subsidiary of News Corporation, a Delaware corporation, for all of the outstanding shares of common stock, par value $0.001 per share, of Move, Inc., a Delaware corporation, at a price of $21.00 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 15, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Move, Inc.

10 Almaden Blvd, Suite 800

San Jose, California 95113

(408) 558-7100

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

SCHEDULE I — Information Relating to Parent and Purchaser

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Move”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Move”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Move”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Move”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Move”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Move”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Move”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Move”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Move”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Move”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

Item 8.	Interest to Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Move”)

SCHEDULE I — Information Relating to Parent and Purchaser

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Move”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Move”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Move”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 15, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Press Release, issued by News Corporation and Move, Inc., dated September 30, 2014 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on October 15, 2014.

(d)(1)	Agreement and Plan of Merger, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and Move, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).

(d)(2)	NAR Tender and Support Agreement, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and the National Association of Realtors® (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).

(d)(3)	Form of Executive Tender and Support Agreement, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and certain officers of Move, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2014

MAGPIE MERGER SUB, INC.

By:	/s/ Robert J. Thomson
Robert J. Thomson
Chief Executive Officer

NEWS CORPORATION
(REGISTRANT)

By:	/s/ Robert J. Thomson
Robert J. Thomson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 15, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Press Release, issued by News Corporation and Move, Inc., dated September 30, 2014 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on October 15, 2014.

(d)(1)	Agreement and Plan of Merger, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and Move, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).

(d)(2)	NAR Tender and Support Agreement, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and the National Association of Realtors® (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).

(d)(3)	Form of Executive Tender and Support Agreement, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and certain officers of Move, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).

(g)	None.

(h)	None.